FOR IMMEDIATE RELEASE	Wednesday, April 27, 2016

Gannett Reports First Quarter 2016 Results of Operations
Revenue trends improved
GAAP Diluted Earnings Per Share of $0.26, Adjusted Diluted Earnings Per Share of $0.29
Higher Operating Margin and Adjusted EBITDA Margin

McLean, VA - Gannett Co., Inc. (NYSE: GCI) ("Gannett" or "company" or "we") today reported first quarter 2016 results of operations.

Recent highlights include:

•	Improved revenue trends over 2015.

•	Operating income of $47.5 million. Adjusted EBITDA of $77.6 million. Adjusted EBITDA margin of 11.8% improved 186 basis points over prior year.

•	Accelerated production and distribution efficiencies.

•	National digital advertising up 17.5%.

•	Digital-only subscriptions grew 37%.

•	Completed the acquisition of Journal Media Group, Inc. (JMG).

•	The USA TODAY NETWORK and the Detroit Free Press were honored with top awards in the prestigious Scripps Howard Foundation’s national journalism competition.

Robert J. Dickey, president and chief executive officer, said, "We are pleased to report strong first quarter results led by ongoing efforts to improve our cost position. The company was successful in accelerating certain printing and distribution improvements into the quarter, generating several million dollars in savings sooner in 2016 than were expected. With the completion of the acquisition of JMG, we are beginning to integrate these two great companies, leverage the best of each of our journalistic talents, and look for additional combined cost improvement opportunities. In addition, programs put in place to improve revenue trends are beginning to show positive results. These programs have been focused on maximizing viewability and duration of ad play for advertisers, improving circulation retention, and maximizing national digital advertising opportunities and programmatic ad sales."

Beginning with the period post-spin from the company's former parent and in conjunction with the execution of new agreements with the company's former parent and certain of its affiliates, the company began reporting wholesale fees associated with sales of certain third party (principally Cars.com and CareerBuilder) digital advertising products and services on a net basis, as a reduction of the associated digital advertising revenues, rather than in operating expenses within our consolidated statements of operations. This change has no impact on reported operating income, operating cash flows, net income or earnings per share.

Operating revenues for the quarter were $659.4 million compared to $717.4 million in the prior year, a decrease of $58.0 million or 8.1%. This decline is partially due to approximately $14.6 million related to the reporting of sales of certain third party (principally Cars.com and CareerBuilder) digital advertising products on a net basis (as described above), $5.4 million of unfavorable foreign currency exchange rate changes and $5.4 million of selected exited operations and other items. Excluding these items revenues declined $32.7 million, or 4.6%, compared to the first quarter of 2015, representing a sequential improvement from the 4.9% decline on the same basis in the fourth quarter of 2015 compared to the fourth quarter of 2014. This decline was primarily attributable to ongoing advertiser demand shifts and the impact of an unfavorable affiliate agreement change with CareerBuilder and its negative impact on classified employment revenues. These declines were partially offset by positive revenue trends in Gannett's digital products, particularly national digital advertising which increased 17.5%, as well as approximately $23.8 million of revenues from acquired businesses.

Operating income for the first quarter was $47.5 million and included $4.9 million of pre-tax restructuring, severance and other items. Adjusted EBITDA for the quarter was $77.6 million compared to $71.1 million in the prior year, an increase of $6.5 million or 9.1%. The increase in first quarter adjusted EBITDA was due principally to ongoing cost reductions and efficiency gains in operating expenses, increases in digital revenues and operating results from businesses acquired during the second quarter of 2015, partially offset by $7.3 million reduced EBITDA contribution resulting from changes to the CareerBuilder affiliate agreement in August 2015, $2.9 million of incremental pension costs, $1.3 million in unfavorable foreign exchange rate changes and overall declines in print advertising revenues.

Acquisitions and Integration

On April 8, 2016, Gannett completed its acquisition of Journal Media Group in which Gannett acquired all of the outstanding common stock of JMG for approximately $260 million, net of cash acquired. The company financed the transaction by borrowing $250 million from its revolving credit facility and available cash on hand.

In its first full year, the former JMG operations are expected to add approximately $450 million to Gannett's annual revenues and approximately $60 million in adjusted EBITDA, through a combination of their solid base business and certain quickly attainable synergies. The company expects approximately $25 million of additional synergy opportunities in the second year.

Cash Flow

Net cash flow from operating activities for the quarter was $15.8 million which was impacted by seasonally low revenues and annual incentive compensation payments. In addition, the company made its full year contribution to the Gannett Retirement Plan of $25 million. Capital expenditures were $10.2 million, primarily for technology investments and real estate efficiency projects. Also, the company paid dividends of $18.5 million. The resulting cash balance at the end of the first quarter was $190.9 million.

At the end of the first quarter of 2016, the underfunded pension liability was $549.8 million, compared to $612.4 million as of December 27, 2015, a reduction of $62.6 million or 10.2%. This reduction is principally the result of the full year cash contribution of $25 million made to the Gannett Retirement Plan and the effect of foreign exchange rate changes.

Outlook

"Without taking into consideration the impact of the JMG acquisition, the company reiterates its expectations for 2016. Specifically, we expect full year revenue trends to improve over 2015 driven largely by growth in digital. We expect advertising revenues to decline in the 5%-7% range and circulation revenues to decline in the 2%-4% range. EBITDA margins will likely stay under pressure in the short term as we continue to offset incremental public company costs, the earnings impact of declining revenues, higher non-cash pension expense, and lower contributions from CareerBuilder, with ongoing cost efficiency programs and growth in digital revenue," Dickey concluded. With the recent completion of the acquisition of JMG, the company expects to update its 2016 guidance to include JMG in connection with the reporting of second quarter results.

Additionally for the full year 2016, without the impact of the acquisition of JMG, the company expects the following:

• Capital expenditures of $50-$60 million, not including real estate transactions.
• Depreciation and amortization of approximately $110 million.
• Effective tax rate of 31-33%.
• Recurring non-cash pension expense increase of approximately $12 million.

* * * *
Conference Call Information

As previously announced, the company will hold an earnings conference call at 1:00 p.m. ET today. The call can be accessed via a live webcast through the company's investor site, http://investors.gannett.com/, or listen-only conference lines. U.S. callers should dial 855-462-1958 and international callers should dial 503-343-6635 at least 10 minutes prior to the scheduled start of the call. The confirmation code for the conference call is 91123471.

Forward Looking Statements

This press release contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements include all statements that are not historical facts. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control.
The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, among other things:

•competitive pressures in the markets in which we operate;

•	increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising;

•	macroeconomic trends and conditions;

•	economic downturns leading to a continuing or accelerated decrease in circulation or local, national or classified advertising;

•	potential disruption or interruption of our operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber security attacks;

•	an accelerated decline in general print readership and/or advertiser patterns as a result of competitive alternative media or other factors;

•	our inability to adapt to technological changes or grow our online business;

•	an increase in newsprint costs over the levels anticipated;

•	labor relations, including, but not limited to, labor disputes which may cause revenue declines or increased labor costs;

•	risks and uncertainties related to our ability to successfully integrate JMG’s operations and employees with our existing business;

•	an inability to realize benefits or synergies from acquisitions of new businesses or dispositions of existing businesses, or to operate businesses effectively following acquisitions or divestitures;

•	our ability to attract and retain key employees;

•	rapid technological changes and frequent new product introductions prevalent in electronic publishing;

•	a weakening in the British pound to U.S. dollar exchange rate;

•
volatility in financial and credit markets, which could affect our ability to raise funds through debt or equity issuances and otherwise affect our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	changes in the regulatory environment, which could encumber or impede our efforts to improve operating results or the value of assets;

•	credit rating downgrades, which could affect the availability and cost of future financing;

•	adverse outcomes in proceedings with governmental authorities or administrative agencies;

•	an other than temporary decline in operating results and enterprise value that could lead to non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges;

•	our dependence on our former parent and other third parties to perform important services for us following the separation;

•	our inability to engage in certain corporate transactions following the separation;

•	any failure to realize expected benefits from, or the possibility that we may be required to incur unexpected costs as a result of, the separation; and

•	other uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

A further description of these and other important risks, trends, uncertainties and other factors are discussed in the company’s filings with the U.S. Securities and Exchange Commission, including the company’s annual report on Form 10-K for fiscal year 2015. Any forward-looking statements should be evaluated in light of these important risk factors. The company is not responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

This press release also contains a discussion of certain non-GAAP financial measures that the company presents to allow investors and analysts to measure, analyze and compare its financial condition and results of operations in a meaningful and consistent manner. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures can be found in the tables accompanying this press release.

About Gannett

Gannett Co., Inc. (NYSE: GCI) is a next-generation media company committed to strengthening communities across our network. Through trusted, compelling content and unmatched local-to-national reach, Gannett touches the lives of more than 100 million people monthly. With more than 120 markets internationally, it is known for Pulitzer Prize-winning newsrooms, powerhouse brands such as USA TODAY and specialized media properties. To connect with us, visit www.gannett.com.

For investor inquiries, contact:	For media inquiries, contact:
Michael P. Dickerson	Amber Allman
Vice President, Investor Relations	Vice President, Corporate Communications
703-854-6185	703-854-5358
mdickerson@gannett.com	aallman@gannett.com

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CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF INCOME Gannett Co., Inc. and Subsidiaries Unaudited, in thousands (except per share amounts)

Table No. 1
	Three months ended
	Mar. 27, 2016	Mar. 29, 2015
Operating revenues:
Advertising	$351,221	$397,266
Circulation	262,703	271,258
Other	45,444	48,836
Total operating revenues	659,368	717,360

Operating expenses:
Cost of sales and operating expenses	419,763	479,844
Selling, general and administrative expenses	166,325	178,329
Depreciation	23,959	24,428
Amortization	1,318	3,399
Facility consolidation and asset impairment charges	544	1,549
Total operating expenses	611,909	687,549
Operating income	47,459	29,811

Non-operating income (expense):
Equity income in unconsolidated investees, net	1,141	6,307
Other non-operating items	(4,223)	(1,458)
Total non-operating income (expense)	(3,082)	4,849

Income before income taxes	44,377	34,660
Provision for income taxes	13,085	1,413
Net income	$31,292	$33,247

Earnings per share - basic	$0.27	$0.29
Earnings per share - diluted	$0.26	$0.29

Weighted average number of common shares outstanding:
Basic	116,311	114,959
Diluted	118,656	114,959

USE OF NON-GAAP INFORMATION

The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures, and should be read together with financial information presented on a GAAP basis.

Adjusted EBITDA is a non-GAAP financial performance measure that the company believes offers a useful view of the overall operation of our business. The company defines adjusted EBITDA, which may not be comparable to a similarly titled measure reported by other companies, as net income before (1) income taxes, (2) interest expense, (3) equity income, (4) other non-operating items, (5) severance related charges (including early retirement programs), (6) other transformation items, (7) asset impairment charges, (8) depreciation and (9) amortization. The most directly comparable GAAP financial measure is net income.

Adjusted diluted earnings per share ("EPS") is a non-GAAP financial performance measure that the company believes offers a useful view of the overall operation of our business. The company defines adjusted EPS, which may not be comparable to a similarly titled measure reported by other companies, as EPS before tax-effected (1) severance related charges (including early retirement programs), (2) other transformation items, (3) asset impairment charges and (4) acquisition related expenses (gains). The tax impact on these non-GAAP tax deductible adjustments is based on the estimated statutory tax rate for the United Kingdom of 20% and the United States of 38.7%. The most directly comparable GAAP financial measure is diluted EPS.

Free cash flow is a non-GAAP liquidity measure that adjusts our reported GAAP results for items that we believe are critical to the ongoing success of our business. The company defines free cash flow, which may not be comparable to a similarly titled measure reported by other companies, as net cash flow from (used for) operating activities as reported on the statement of cash flows less capital expenditures, which results in a figure representing free cash flow available for use in operations, additional investments and returns to shareholders. The most directly comparable GAAP financial measure is net cash from operating activities.

The company uses non-GAAP financial measures for purposes of evaluating our performance and liquidity. Therefore, the company believes that each of the non-GAAP measures presented provides useful information to investors by allowing them to view our businesses through the eyes of our management and Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of our business. Many of our peer group companies present similar non-GAAP measures to better facilitate industry comparisons.

NON-GAAP FINANCIAL INFORMATION ADJUSTED EBITDA Gannett Co., Inc. and Subsidiaries Unaudited, in thousands

Table No. 2

	Three months ended
	Mar. 27, 2016	Mar. 29, 2015

Net income (GAAP basis)	$31,292	$33,247
Provision for income taxes	13,085	1,413
Equity income in unconsolidated investees, net	(1,141)	(6,307)
Other non-operating items	4,223	1,458
Operating income (GAAP basis)	47,459	29,811
Early retirement program	1,079	—
Severance related charges	2,617	11,945
Acquisition related expenses	1,851	—
Other transformation items	(656)	1,549
Adjusted operating income (non-GAAP basis)	52,350	43,305
Depreciation	23,959	24,428
Amortization	1,318	3,399
Adjusted EBITDA (non-GAAP basis)	$77,627	$71,132

NON-GAAP FINANCIAL INFORMATION ADJUSTED DILUTED EPS Gannett Co., Inc. and Subsidiaries Unaudited, in thousands (except per share amounts)

Table No. 3

	Three months ended
	Mar. 27, 2016	Mar. 29, 2015

Early retirement program	$1,079	$—
Severance related charges	2,617	11,945
Acquisition related expenses	1,851	—
Other transformation items	(593)	1,549
Pretax impact	4,954	13,494
Income tax impact of above items	(1,793)	(4,739)
Impact of items affecting comparability on net income	$3,161	$8,755

Net income (GAAP basis)	$31,292	$33,247
Impact of items affecting comparability on net income	3,161	8,755
Adjusted net income (non-GAAP basis)	$34,453	$42,002

Earnings per share - diluted (GAAP basis)	$0.26	$0.29
Impact of items affecting comparability on net income	0.03	0.08
Adjusted earnings per share - diluted (non-GAAP basis)	$0.29	$0.37
Diluted weighted average number of common shares outstanding	118,656	114,959

NON-GAAP FINANCIAL INFORMATION FREE CASH FLOW Gannett Co., Inc. and Subsidiaries Unaudited, in thousands

Table No. 4

Three months ended Mar. 27, 2016

Net cash flow from operating activities (GAAP basis)	$15,839
Capital expenditures	(10,153)
Free cash flow (non-GAAP basis)	$5,686